Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the securities of Better Therapeutics, Inc., is being filed, and all amendments thereto will be filed, on behalf of the person and entity named below who is named as a reporting person therein in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: November 8, 2021

Kevin Appelbaum, or his successor(s), as Trustee of the Kevin Appelbaum Revocable Trust under Revocable Trust Declaration dated May 16, 2020, as amended

By:	/s/ Kevin J. Appelbaum
Name:	Kevin Appelbaum
Title:	Trustee

/s/ Kevin J. Appelbaum
Kevin J. Appelbaum